Exhibit 21.1

Subsidiaries of the Registrant
Active subsidiaries as of December 31, 2023:

Company Name	Jurisdiction of Organization
Shoals Intermediate Parent, Inc.	Delaware
Shoals Technologies Group, LLC	Tennessee
Shoals International, LLC	Delaware
Shoals Energy Spain, S.L.	Spain